                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K



                   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1999

A. Full title of the plan and the address of the plan, if different from that of the issuer name below:

            BESTFOODS SAVINGS/RETIREMENT PLAN FOR SALARIED EMPLOYEES

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                    BESTFOODS
                                700 SYLVAN AVENUE
                               INTERNATIONAL PLAZA
                       ENGLEWOOD CLIFFS, NEW JERSEY 07632

                                    BESTFOODS
                           SAVINGS/RETIREMENT PLAN FOR
                               SALARIED EMPLOYEES


                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Independent Auditors' Report                                                   1

Financial Statements:
         Statement of Net Assets Available for Benefits
          as of December 31, 1999 and 1998                                     2

         Statement of Changes in Net Assets Available for Benefits
          for the Years Ended December 31, 1999 and 1998                       3

         Notes to Financial Statements                                         4

Signatures                                                                    11

Consent of Independent Auditors                                               12

Supplemental Schedule:
         Schedule I    Schedule of Assets Held for Investment Purposes
                         At End of Year                                       13

                          INDEPENDENT AUDITORS' REPORT


The Pension and Welfare Committee
Bestfoods Savings/Retirement Plan for Salaried Employees:


We have audited the accompanying statements of net assets available for benefits of Bestfoods Savings/Retirement Plan for Salaried Employees as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Bestfoods Savings/Retirement Plan for Salaried Employees as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in
Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


KPMG LLP

June 8, 2000

                                    BESTFOODS
                           SAVINGS/RETIREMENT PLAN FOR
                               SALARIED EMPLOYEES

                             STATEMENT OF NET ASSETS
                             AVAILABLE FOR BENEFITS


                           DECEMBER 31, 1999 AND 1998

                         Assets                                1999                    1998
-------------------------------------------------------    ------------            ------------
Investments, at fair value:  (Notes 2 and 4)
   Shares of registered investment companies:
      Fidelity Growth & Income Portfolio                   $ 55,276,742              55,887,368
      Fidelity Spartan U.S. Equity Index Fund                29,201,108              23,678,008
      Fidelity Contrafund                                    41,761,506              30,897,000
      Fidelity Magellan Fund                                 54,509,972              38,248,171
      Fidelity Overseas Fund                                  9,912,043               6,380,764
      Fidelity Asset Manager                                 11,857,880              10,053,123
   Short-Term Investment Fund                                    69,685                  66,778
   Bestfoods Preferred Stock:
      Unallocated                                           168,096,188             211,136,435
      Allocated                                             221,328,190             201,077,811
   Bestfoods Stock Fund                                      51,202,218              60,517,555
   Corn Products International Stock Fund                     2,744,700               3,191,712
   Participant loans receivable                              12,821,150              12,880,245
                                                           ------------            ------------

                                                            658,781,382             654,014,970

Investments, at contract value (Note 2)
   Group Annuity Contracts                                  103,416,334             106,257,957
                                                           ------------            ------------

          Total investments                                 762,197,716             760,272,927

Receivables:
   Accrued interest and dividends                                   326                     283
                                                           ------------            ------------

          Total assets                                      762,198,042             760,273,210
                                                           ------------            ------------

                         Liabilities
-------------------------------------------------------
Notes payable, 7.71% Due December 2004 (Note 7)              94,360,000             113,400,000
                                                           ------------            ------------

          Net assets available for benefits                $667,838,042             646,873,210
                                                           ============            ============

The accompanying notes are an integral part of these financial statements

                                    BESTFOODS
                           SAVINGS/RETIREMENT PLAN FOR
                               SALARIED EMPLOYEES

                       STATEMENT OF CHANGES IN NET ASSETS
                             AVAILABLE FOR BENEFITS


                     YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                                      1999                      1998
                                                                 -------------             -------------
Additions to net assets attributed to:
   Investment income:
        Net appreciation in fair value of investments            $  11,404,506                60,341,405
        Interest                                                     6,605,876                 7,196,797
        Dividends (Note 7)                                          28,314,708                22,165,891
                                                                 -------------             -------------
                                                                    46,325,090                89,704,093
                                                                 -------------             -------------

Contributions:
   Employer                                                         14,142,522                13,278,500
   Participants                                                     23,190,735                23,920,416
                                                                 -------------             -------------
                                                                    37,333,257                37,198,916
                                                                 -------------             -------------

        Total additions                                             83,658,347               126,903,009
                                                                 -------------             -------------


Deductions from net assets attributed to:
   Benefits paid to participants                                   (55,225,833)              (61,090,782)
   Administrative fees                                                 (14,145)                     --
   Interest expense                                                 (7,453,537)               (8,824,962)
                                                                 -------------             -------------

          Total deductions                                         (62,693,515)              (69,915,744)
                                                                 -------------             -------------

          Net increase prior to transfers                           20,964,832                56,987,265


Transfers out to Corn Products (Note 1)                                 --                  (105,535,946)
                                                                 -------------             -------------


          Net increase (decrease)                                   20,964,832               (48,548,681)

Net assets available for benefits:
   Beginning of year                                               646,873,210               695,421,891
                                                                 -------------             -------------

   End of year                                                   $ 667,838,042               646,873,210
                                                                 =============             =============

The accompany notes are an integral part of these financial statements.

                                    BESTFOODS
                           SAVINGS/RETIREMENT PLAN FOR
                               SALARIED EMPLOYEES

                          Notes to Financial Statements

                           December 31, 1999 and 1998


(1)      DESCRIPTION OF THE PLAN

         The following is a brief description of the Bestfoods
         Savings/Retirement Plan for Salaried Employees (the "Plan"). Participants should refer to the Plan document for a more complete description of the Plan's provisions.

         GENERAL

         The Plan is a defined contribution plan covering all eligible salaried employees of Bestfoods (the "Company"). The Plan allows employees to set aside part of their compensation for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

         The Plan is administered by a pension committee.

         Effective January 1, 1998, the plan changed its name from the CPC International Inc. Savings/Retirement Plan for Salaried Employees to the Bestfoods Savings/Retirement Plan for Salaried Employees.

         Effective December 31, 1997, the Company spun-off its corn refining operations to shareholders. Corn Products International, Inc. became an independent public company and Bestfoods transferred assets of the Plan representing units standing to the credit of Corn Products employees to the trustee of the Corn Products International, Inc. Savings Plan Trust. In January 1998, $105,535,946 was transferred into the new plan.

         CONTRIBUTIONS AND VESTING

         Participants may contribute up to 16% of their compensation and may invest in any one or a combination of eight funds. Participants may change their investment elections daily. Employees are immediately vested in their contributions and the earnings thereon.

         Participants may make deferred contributions to the Plan in accordance with Internal Revenue Service Code Section 401(k). These contributions result in a reduced salary for the employees for Federal Income Tax purposes. In accordance with the Tax Reform Act of 1986, the maximum amount an employee can contribute under the 401(k) is $10,000 for 1999 and 1998.

                                                                     (Continued)

                                    BESTFOODS
                           SAVINGS/RETIREMENT PLAN FOR
                               SALARIED EMPLOYEES

                          Notes to Financial Statements



(1),     CONTINUED

         Company contributions are based on the semiannual repayment of the Employee Stock Ownership Plan (ESOP) note and the dividends available. The Company also makes a special year-end contribution of Company ESOP stock with a value equal to $100 per employee. Shares of convertible preferred stock are allocated semiannually to participants' accounts based on the percentage of debt repaid. Prior to 1990, Company contributions were a percentage match of participants' contributions. All employer contributions prior to 1990, were deposited into the Variable Interest Fund. Generally, record keeping and administrative fees are paid by the Company. Terminated participants with a balance remaining in the Plan are charged $10.00 a month, deducted on a quarterly basis.

         PARTICIPANT ACCOUNTS

         Individual account balances are maintained for each participant. Contributions are credited to the participant's account based upon the current share price or, in the case of the Bestfoods Stock Fund, the current value.

         DISTRIBUTION OF BENEFITS

         Distribution of benefits will be made to a participant upon retirement, disability, death or termination of employment. Distributions to participants or beneficiaries will be in the form of lump-sum distributions. Participants who retire or become disabled also have an annuity option available.

         Participants in the Bestfoods Stock Fund or the ESOP account may elect to receive payments in full shares of common stock plus cash for any fractional shares.

         LOANS TO PARTICIPANTS

         Participants may borrow from their fund accounts a minimum of $1,000 up to the lessor of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer between the investment funds and the loan fund.

         The loans bear interest at the prime rate plus one percent at the time of the loan. Loans are repaid through semi-monthly payroll deductions and are reinvested into the participant's account according to the current investment election.

                                    BESTFOODS
                           SAVINGS/RETIREMENT PLAN FOR
                               SALARIED EMPLOYEES

                          Notes to Financial Statements



(1),     CONTINUED

         PLAN AMENDMENT OR TERMINATION

         Although it has not expressed any intention to do so, the Company has reserved the right to amend, modify or terminate the Plan at any time, subject to the Plan document and applicable laws and regulations.


(2)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF ACCOUNTING

         The financial statements of the Plan are prepared under the accrual method of accounting.

         USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

         VALUATION OF INVESTMENTS

         The mutual funds and the investment in the Company's common stock are stated at fair market value determined by quoted market prices at the close of business on December 31. Cost of securities sold is determined by the "average cost" method. Purchases and sales of securities are recorded on a trade-date basis.

         The Plan entered into 36 group annuity investment contracts. These contracts are included in the financial statements at contract value which approximates fair value, as reported to the Plan. Contract value represents contributions made under contract plus earnings, less funds used for benefit payments.

         Each share of the Bestfoods Series B ESOP convertible preferred stock is convertible into approximately 4.4 shares of the Company's common stock. The preferred stock is stated at fair market value of its common stock equivalent determined by quoted market prices at the close of business on December 31.

         Participant notes receivable are valued at cost, which approximates fair value.

                                    BESTFOODS
                           SAVINGS/RETIREMENT PLAN FOR
                               SALARIED EMPLOYEES

                          Notes to Financial Statements



(2),     CONTINUED

         SOP 99-3

         In September 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters" (SOP 99-3). SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ending after December 15, 1999 with earlier application encouraged. The Plan adopted SOP 99-3 effective for the plan year ended December 31, 1999. Accordingly, information previously required to be disclosed about participant-directed fund investment programs are not presented in the Plan's 1999 financial statements. The Plan's 1998 financial statements have been restated to conform with the 1999 presentation.

         FORFEITURES

         The value of Company units in the Variable Interest Fund or the ESOP which are forfeited due to termination of service are used to reduce the amount of Company contributions.


(3)      INVESTMENT PROGRAM

         The Plan provides for ten separate investment funds, each with a primary investment plan (except for amounts temporarily held pending investment and amounts held for disbursement), as follows:

          (a) Employee Stock Ownership Plan - invested solely in Bestfoods Series B ESOP convertible preferred stock. Only Company contributions are made to the ESOP.

         (b) Fidelity Growth & Income Portfolio - seeks long-term capital growth, current income, and growth of income by investing in equity securities (including common and preferred stocks), convertible securities, bonds, futures and options.

         (c) Fidelity Spartan U.S. Equity Index Fund - seeks to achieve a total return comparable to the total return of the S&P 500 by investing in the common stocks that make up the S&P 500 Index.

         (d) Fidelity Contrafund - seeks long-term capital appreciation by investing primarily in common stock and securities convertible into common stock.



                                                                     (Continued)

                                    BESTFOODS
                           SAVINGS/RETIREMENT PLAN FOR
                               SALARIED EMPLOYEES

                          Notes to Financial Statements



(3),     CONTINUED


         (e) Fidelity Magellan Fund - seeks capital appreciation by investing primarily in common stock and securities convertible into common stock of domestic and foreign companies.

         (f) Fidelity Overseas Fund - seeks long-term growth of capital through investment in common stock, securities convertible to common stock and debt instruments of foreign businesses and governments.

         (g) Fidelity Asset Manager - seeks a high total return by investing in domestic and foreign stocks, bonds and short-term instruments.


         (h) Bestfoods Stock Fund - invested solely in Bestfoods common stock.

         (i) Variable Interest Fund - invested in investment contracts issued by insurance companies and banks. The issuer pays interest at a specified rate for the life of the contract.

         (j) Corn Products International Stock Fund - invested solely in Corn Products International common stock. If a participant had a balance in the Bestfoods Stock Fund as of December 31, 1997, he received one unit of Corn Products International common stock for every four units of Bestfoods stock credited to their account as of that date. This fund may not receive any new investments or transfers from other funds. Participants may transfer from this fund to any other fund but cannot transfer back into the fund. The Fund will terminate on December 29, 2000. If a participant has not transferred his balance to other funds by that date, the Plan will then distribute the balance based on a participant's current elections.

(4)      INVESTMENTS

         The following presents investments that represent five percent or more of the Plan's net assets, at fair value.

                                                         December 31,
                                                   1999               1998
                                               ------------       ------------
         Fidelity Growth & Income Portfolio    $ 55,276,742         55,887,368
         Fidelity Contrafund                     41,761,506         30,897,000
         Fidelity Magellan Fund                  54,509,972         38,248,171
         Bestfoods Stock Fund                    51,202,218         60,517,555
         Variable Interest Fund                 103,416,334        106,257,957
         Employee Stock Ownership Plan*         295,134,389        298,881,307

------------------
*Nonparticipant-directed

                                    BESTFOODS
                           SAVINGS/RETIREMENT PLAN FOR
                               SALARIED EMPLOYEES

                          Notes to Financial Statements



(5)      NONPARTICIPANT-DIRECTED INVESTMENTS

         Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                                                 December 31,
                                                                       1999                      1998
                                                                  -------------             -------------
         Employee Stock Ownership Plan
         Net Assets:
              Bestfoods Preferred Stock:
                  Unallocated                                     $ 168,096,188               211,136,435
                  Allocated                                         221,328,190               201,077,811
              Short-Term Investment Fund                                 69,685                    66,778
              Accrued interest and dividends                                326                       283
                                                                  -------------             -------------
                                                                    389,494,389               412,281,307
              Notes payable, 7.7% Due December 2004
                 (Note 7)                                            94,360,000               113,400,000
                                                                  -------------             -------------
                                                                  $ 295,134,389               298,881,307
                                                                  =============             =============
         Changes in Net Assets:
              Net appreciation                                    $  (5,832,277)               33,176,625
              Interest                                                  172,614                   174,434
              Dividends (Note 7)                                     12,195,042                12,750,489
              Employer contributions                                 14,142,522                13,278,500
         Forfeitures                                                   (510,258)                 (411,707)
         Benefits paid to participants                              (15,858,977)              (17,705,134)
         Interest expense                                            (7,453,537)               (8,824,962)
         Transfers to participant-directed investments                 (602,047)                 (504,639)
         Transfers out to Corn Products (Note 1)                           --                 (37,136,404)
                                                                  -------------             -------------
                                                                  $  (3,746,918)               (5,202,798)
                                                                  =============             =============

(6)      INCOME TAX STATUS

         The Internal Revenue Service has determined and informed the Company by a letter dated January 14, 1994, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). Since receiving the favorable tax determination letter, the Plan has been amended. The Plan's tax counsel believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC.

                                    BESTFOODS
                           SAVINGS/RETIREMENT PLAN FOR
                               SALARIED EMPLOYEES

                          Notes to Financial Statements




(7)      EMPLOYEE STOCK OWNERSHIP PLAN ("ESOP")

         Effective December 1989, the Company established an Employee Stock Ownership Plan ("ESOP") which originally purchased 2,241,901 shares of Bestfoods Series B ESOP convertible preferred stock with proceeds from a $200,000,000 borrowing which is guaranteed by the Company. The Plan is required to make the following principal payments: 2000 - $20,680,000; 2001 - $22,340,000; 2002 - $24,020,000; 2003 - $13,180,000
         and 2004 - $14,140,000.

         Company contributions, plus dividends on the shares held by the ESOP, are expected to be used to meet interest and principal payments on the borrowing over a 15-year term. As loan payments are made, shares of preferred stock acquired with loan proceeds will be allocated to eligible employees.

         The preferred stock is convertible into approximately 7.4 million shares of the Company's common stock. The preferred stock pays an annual dividend of $7.14 per share.

         During 2000 through 2004, participants who have attained the age of 55 and have completed at least ten years of participation in the ESOP are eligible to transfer up to 25% of the value of their ESOP account to other funds in the Plan within the first quarter of the Plan year.


(8)      SUBSEQUENT EVENTS

         On June 6, 2000, Bestfoods signed a definitive merger agreement with Unilever. The transaction is expected to be completed in the fourth quarter of 2000. The effects of the merger of Bestfoods and Unilever on the Plan are not known at this time.

         Beginning January 1, 2000, the Plan will accept direct rollovers of eligible rollover distributions from the Bestfoods Non-Contributory Retirement Income Plan for Salaried Employees. Also, eligible participants can elect to direct a rollover from the Plan to the Bestfoods Non-Contributory Retirement Income Plan for Salaried Employees for an immediate annuity.

                                   SIGNATURES



Bestfoods Savings/Retirement Plan for Salaried Employees. Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension and Welfare Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                  Bestfoods
                                  Savings/Retirement Plan for Salaried Employees



Date: June 28, 2000                          By: Richard P. Bergeman
      -------------                              --------------------
                                                 Richard P. Bergeman
                                                 Chairman, Pension and
                                                  Welfare Committee

                                                                      Exhibit 23



                         CONSENT OF INDEPENDENT AUDITORS



The Pension and Welfare Committee
Bestfoods Savings/Retirement Plan for Salaried Employees:


We consent to incorporation by reference in the Registration Statement on Form S-8 (No. 2-48849) of our report dated June 8, 2000 relating to the statements of net assets available for benefits of the Bestfoods Savings/Retirement Plan for Salaried Employees as of December 31, 1999 and 1998 and the related statements of changes in net assets available for benefits, and the related schedule, which report appears in the December 31, 1999 Form 11-K of the Bestfoods Savings/Retirement Plan for Salaried Employees.

KPMG LLP

June 28, 2000

                                                                      Schedule I

                                    BESTFOODS
                           SAVINGS/RETIREMENT PLAN FOR
                               SALARIED EMPLOYEES

         SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

                                DECEMBER 31, 1999

  Party-In-
  Interest         No. of Shares                           Description                               Cost            Fair Value
--------------   ----------------    -------------------------------------------------------   ----------------   ----------------
                         960,098     Employee Stock Ownership Plan                             $   158,701,127        221,328,190

                       1,172,111     Fidelity Growth & Income Portfolio                             38,842,804         55,276,742

                         560,590     Fidelity Spartan U.S. Equity Index Fund                        18,661,281         29,201,108

                         695,793     Fidelity Contrafund                                            33,254,135         41,761,506

                         398,960     Fidelity Magellan Fund                                         39,183,193         54,509,972

                         206,458     Fidelity Overseas Fund                                          7,141,872          9,912,043

                         645,151     Fidelity Asset Manager                                         10,833,364         11,857,880

                       2,114,047     Bestfoods Stock Fund                                           26,671,173         51,202,218

                         377,538     Corn Products International Stock Fund                            954,944          2,744,700

                     103,416,334     Variable Interest Fund                                        103,416,334        103,416,334

     *                                Participants' Loan Account (9.5%)                             12,821,150         12,821,150

*See accompanying auditors' report